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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1
                                       TO

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                                       OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 1
                                       TO

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                           PURSUANT TO RULE 13d-1(a)

                             METRA BIOSYSTEMS, INC.

                           (Name of Subject Company)

                          MBS ACQUISITION CORPORATION

                          A WHOLLY-OWNED SUBSIDIARY OF
                               QUIDEL CORPORATION

                                    (Bidder)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE

                         (Title of Class of Securities)

                                  591591 10 2

                     (CUSIP Number of Class of Securities)
                            ------------------------

                                 ANDRE DE BRUIN

                     PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               QUIDEL CORPORATION

                              10165 MCKELLAR COURT

                        SAN DIEGO, CALIFORNIA 92121-4201

                                  619.552.1100

                            (FACSIMILE) 619.646.8016

                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidders)

                                   COPIES TO:

                            MARK W. SHURTLEFF, ESQ.

                          GIBSON, DUNN & CRUTCHER LLP

                                  4 PARK PLAZA

                            IRVINE, CALIFORNIA 92614

                                  949.451.3800

                            (FACSIMILE) 949.451.4220
                            ------------------------

                                  JUNE 9, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

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                        (CONTINUED ON FOLLOWING PAGE(S))
                              (Page 1 of 5 Pages)
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                                     14D-1

CUSIP NO. 591591 10 2                                          Page 2 of 5 Pages

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1.  Name of Reporting Persons
    S.S. or I.R.S. Identification No. of Above Persons
    MBS Acquisition Corporation
    I.R.S. Identification No.: To be applied for.
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2.  Check the appropriate box if a member of a group*                    (a) / /

                                                                         (b) /X/

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3.  SEC Use Only

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4.  Source of funds *

    BK, WC
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5.  Check box if disclosure of legal proceedings is required pursuant to Item
    2(e) or 2(f)                                                             / /

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6.  Citizenship or place of organization

    Delaware
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7.  Aggregate amount beneficially owned by each reporting person

    35,459,260 shares (MBS Acquisition Corporation, a wholly-owned subsidiary of Quidel Corporation, has the right, under some circumstances, to acquire up to approximately 35,459,260 shares of the common stock of Metra Biosystems, Inc. pursuant to that certain Stock Option Agreement, dated as of June 4, 1999, among Quidel Corporation, Metra Biosystems, Inc. and MBS Acquisition Corporation)
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8.  Check box if the aggregate amount in row (7) excludes certain shares*    /X/

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9.  Percent of class represented by amount in row (7)

    70.9%
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10. Type of Reporting Person*

    CO
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     14D-1

CUSIP NO. 591591 10 2                                          Page 3 of 5 Pages

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1.  Name of Reporting Persons
    S.S. or I.R.S. Identification No. of Above Persons
    Quidel Corporation

    I.R.S. Identification No.: 94-2573850
--------------------------------------------------------------------------------

2.  Check the appropriate box if a member of a group*                    (a) / /

                                                                         (b) /X/

--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Source of funds *

    BK, WC
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5.  Check box if disclosure of legal proceedings is required pursuant to Item
    2(e) or 2(f)                                                             / /

--------------------------------------------------------------------------------

6.  Citizenship or place of organization

    Delaware
--------------------------------------------------------------------------------

7.  Aggregate amount beneficially owned by each reporting person

    35,459,260 shares (MBS Acquisition Corporation, a wholly-owned subsidiary of Quidel Corporation, has the right, under some circumstances, to acquire up to approximately 35,459,260 shares of the common stock of Metra Biosystems, Inc. pursuant to that certain Stock Option Agreement, dated as of June 4, 1999, among Quidel Corporation, Metra Biosystems, Inc. and MBS Acquisition Corporation)
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8.  Check box if the aggregate amount in row (7) excludes certain shares*    /X/

--------------------------------------------------------------------------------

9.  Percent of class represented by amount in row (7)

    70.9%
--------------------------------------------------------------------------------

10. Type of Reporting Person*

    CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

    This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission on June 9, 1999 by MBS Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Quidel Corporation, a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $0.001 per share (the "Shares"), of Metra Biosystems, Inc., a California corporation (the "Company"), and the associated preferred shares purchase rights (the "Rights") issued pursuant to the Preferred Shares Rights Agreement, dated as of January 11, 1994, as amended, between the Company and American Stock
Transfer & Trust Company, as Rights Agent (as the same may be amended, the "Rights Agreement"), at a purchase price of $1.78 per Share (and associated Right), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 9, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"). This Amendment constitutes Amendment No. 1 to the
Schedule 13D, dated June 9, 1999, filed by Parent and Purchaser. Capitalized terms used and not defined herein shall have the meanings assigned to them in the Offer to Purchase and the Statement.

ITEM 10. ADDITIONAL INFORMATION.

    Item 10(f) is hereby amended and supplemented by adding thereto the following:

    "Parent issued the press release attached hereto as Exhibit (a)(9) on July 9, 1999."

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    Item 11 is hereby amended and supplemented by adding thereto the following
Exhibit:

    (a)(9)  Text of press release issued by Parent on July 9, 1999.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.*

    (a)(1)  Offer to Purchase, dated June 9, 1999

    (a)(2)  Letter of Transmittal

    (a)(3) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

    (a)(4) Letter to Clients for Use by Brokers, Dealers, Commercial Bank Companies and Other Nominees

    (a)(5)  Notice of Guaranteed Delivery

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

    (a)(7) Text of joint press release, dated June 7, 1999, issued by the Company and Parent

    (a)(8)  Form of summary advertisement, dated June 9, 1999

    (a)(9)  Text of press release issued by Parent on July 9, 1999

    (b)    Commitment letter, dated June 4, 1999, from Bank of America NT&SA

    (c)(1) Agreement and Plan of Merger, dated as of June 4, 1999, among Quidel Corporation, a Delaware corporation, Metra Biosystems, Inc., a California corporation, and MBS Acquisition Corporation, a Delaware corporation

    (c)(2) Stock Option Agreement, dated as of June 4, 1999, among Quidel Corporation, a Delaware corporation, Metra Biosystems, Inc., a California corporation, and MBS Acquisition Corporation, a Delaware corporation

    (c)(3) Indemnification Agreement, dated as of June 4, 1999, among Quidel Corporation, a Delaware corporation, Metra Biosystems, Inc., a California corporation, and MBS Acquisition Corporation, a Delaware corporation

    (d)    Not applicable

    (e)    Not applicable

    (f)    Not applicable

------------------------

* Except for Exhibit (a)(9), each of the exhibits was filed previously with the Statement as originally filed with the Securities and Exchange Commission on June 9, 1999.
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                                   SIGNATURE

    After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

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
                                              MBS ACQUISITION CORPORATION,
Dated: July 9, 1999                           a Delaware corporation

                                              By:        /s/ CHARLES J. CASHION
                                                         -------------------------------------------
                                                         Charles J. Cashion
                                                         SECRETARY

                                              QUIDEL CORPORATION,
                                              a Delaware corporation

                                              By:        /s/ CHARLES J. CASHION
                                                         -------------------------------------------
                                                         Charles J. Cashion
                                                         SECRETARY
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